UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

01 November 2022

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

1 November 2022

Diageo announces next phase of return of capital programme

Diageo plc (Diageo) today announces that it is commencing the fourth, and final, phase of its previously announced return of capital (ROC) programme of up to £4.5 billion to shareholders to be completed during fiscal 23.

Under the first three phases of the ROC programme, which were completed on 31 January 2020, 11 February 2022 and 5 October 2022 respectively, Diageo repurchased shares with an aggregate value of approximately £3.86 billion.

Diageo is announcing today that it has entered into a non-discretionary agreement with Merrill Lynch International (MLI) to enable the company to buy back shares with an aggregate value of up to approximately £0.64 billion (net of any fees payable to or by MLI under the terms of the agreement). This agreement will commence on 1 November 2022 and will end no later than 24 February 2023. The purpose of the repurchases is to reduce the share capital of Diageo and all shares repurchased under this agreement will be cancelled.

Further details of the return of capital programme

MLI will make its trading decisions in relation to Diageo's securities independently of and uninfluenced by Diageo. Any repurchase of shares by Diageo contemplated by this announcement will be carried out on the London Stock Exchange and/or other recognised investment exchange(s).

The share buybacks will be effected within certain pre-set parameters and in accordance with Diageo's general authority to repurchase shares and will be conducted within the parameters prescribed by the Market Abuse Regulation 596/2014, the Commission Delegated Regulation (EU) 2016/1052 (both as incorporated into UK domestic law by the European Union (Withdrawal) Act 2018) and, in the case of Diageo, Chapter 12 of the Listing Rules.

This phase of the ROC programme, under which up to approximately £0.64 billion of shares will be repurchased, will occur within the limitations of Diageo's existing general authority to repurchase up to 227,870,414 shares granted at its 2022 Annual General Meeting. For the avoidance of doubt, no repurchases will be made in the United States of America or in respect of Diageo's American Depositary Receipts.

For further information please contact:

Investor relations:
Durga Doraisamy                                                              +44 (0) 7902 126 906
Andy Ryan                                                                          +44 (0) 7803 854 842
Lucinda Baker                                                                    +44 (0) 7974 375 550
                                                                                             investor.relations@diageo.com

Media relations:
Global Press Office                                                           +44 (0) 7803 856 200
                                                                                            press@diageo.com

About Diageo
Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, J&B and Buchanan's whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

Diageo plc LEI: 213800ZVIELEA55JMJ32

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 01 November 2022

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary